Exhibit 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2019 AND 2018

(Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone:604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

		September 30,	December 31,
	Note	2019	2018
ASSETS
Current assets
Cash and cash equivalents		$16,583	$45,407
Receivables and other	3	19,696	18,312
Inventories	4	23,067	24,751
		59,346	88,470
Non-current assets
Mineral properties, plant and equipment	5	1,519,702	1,522,919
Restricted cash		57	2,029
Total assets		$1,579,105	$1,613,418

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	$71,842	$50,672
Current portion of long-term debt	7	64,423	78,385
Current portion of offtake obligation	8	20,000	7,576
		156,265	136,633
Non-current liabilities
Other liabilities	6	12,176	1,072
Long-term debt	7	413,222	475,911
Offtake obligation	8	-	62,493
Decommissioning and restoration provision	9	22,164	18,947
Deferred income tax liability		41,902	15,236
		645,729	710,292

EQUITY

Share capital	13	1,152,115	1,140,890
Contributed surplus	13	47,043	48,886
Equity component of convertible notes		17,603	17,603
Accumulated other comprehensive loss		(193,997)	(193,997)
Deficit		(89,388)	(110,256)
		933,376	903,126
Total liabilities and equity		$1,579,105	$1,613,418

Contingencies	16

On behalf of the Board of Directors:

“David S. Smith”	“George N. Paspalas”
David S. Smith	George N. Paspalas
(Chair of the Audit Committee)	(Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2019	2018	2019	2018
Revenue	10	$132,735	$110,060	$349,056	$345,960

Cost of sales	11	86,150	72,452	243,530	231,448

Earnings from mine operations		46,585	37,608	105,526	114,512

Corporate administrative costs		5,286	3,142	13,558	9,030

Operating earnings		41,299	34,466	91,968	105,482

Interest and finance expense	12	(7,952)	(17,132)	(26,134)	(49,193)
Interest and finance income		301	1,156	824	1,778
Foreign exchange (loss) gain		369	402	(326)	335
Loss on financial instruments at fair value	8	(4,422)	(7,321)	(15,415)	(6,377)

Earnings before taxes		29,595	11,571	50,917	52,025

Current income tax expense		(1,406)	(1,112)	(3,383)	(3,446)
Deferred income tax (expense) recovery		(21,930)	275	(26,666)	(14,806)

Net earnings for the period		$6,259	$10,734	$20,868	$33,773

Other comprehensive earnings, net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss		-	991	-	4,855

Comprehensive earnings for the period		$6,259	$11,725	$20,868	$38,628

Earnings per common share
Basic		$0.03	$0.06	$0.11	$0.19
Diluted	13f	$0.03	$0.06	$0.11	$0.19

Weighted average number of common shares
Basic		184,962,191	183,069,568	184,521,449	182,634,260
Diluted	13f	186,683,911	184,529,626	185,806,634	183,950,555

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period		$6,259	$10,734	$20,868	$33,773
Items not affecting cash:
Current income tax expense		1,406	1,112	3,383	3,446
Deferred income tax expense (recovery)		21,930	(275)	26,666	14,806
Depreciation and depletion		22,876	16,981	59,902	50,912
Interest and finance expense, net		7,691	15,792	25,481	46,984
Gain on disposal of plant and equipment		(55)	-	(45)	-
Loss on financial instruments at fair value	8	4,422	7,321	15,415	6,377
Settlement of offtake obligation	8	(1,324)	(1,378)	(3,068)	(3,659)
Share-based compensation	13	2,946	1,503	6,775	4,092
Unrealized foreign exchange loss (gain)		14	(251)	1,211	117
Write-down of inventories	11	2,475	-	2,475	-
Changes in non-cash working capital items:
Receivables and other		6,516	(1,857)	(1,911)	(875)
Inventories		(549)	(304)	(2,100)	4,751
Accounts payable and accrued liabilities		4,612	4,061	7,271	(2,577)
Income taxes paid		(1,406)	(1,075)	(3,383)	(3,789)
Net cash generated by operating activities		77,813	52,364	158,940	154,358

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued		-	2,304	-	2,304
Offtake obligation repurchase payment	8	(62,416)	-	(62,416)	-
Payment of lease obligations		(1,649)	(86)	(4,833)	(229)
Proceeds from exercise of stock options		5,066	3,460	7,344	4,564
Repayment of loan facility	7	(16,666)	-	(81,333)	-
Share issue costs		-	(31)	-	(31)
Transaction costs associated with loan facility		-	-	(267)	-
Interest paid		(6,997)	(1,125)	(22,286)	(2,250)
Net cash generated by (used in) financing activities		(82,662)	4,522	(163,791)	4,358

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	5	(14,648)	(10,840)	(27,333)	(26,353)
Proceeds from sale of plant and equipment		96	-	96	-
Restricted cash		1,564	-	1,974	-
Interest received		301	1,156	824	1,778
Net cash used in investing activities		(12,687)	(9,684)	(24,439)	(24,575)
Increase (decrease) in cash and cash equivalents for the period		(17,536)	47,202	(29,290)	134,141

Cash and cash equivalents, beginning of the period		34,281	142,495	45,407	56,285
Effect of foreign exchange rate changes on cash and cash equivalents		(162)	621	466	(108)
Cash and cash equivalents, end of the period		$16,583	$190,318	$16,583	$190,318

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

Adjustment on adoption of IFRS 9, net of tax		-	-	-	-	(5,768)	5,768	-

Adjusted balance - January 1, 2018		182,337,874	$1,125,932	$49,942	$17,603	$(199,540)	$(146,876)	$847,061

Shares issued upon exercise of options	13	793,325	7,007	(2,443)	-	-	-	4,564

Shares issued under flow-through agreement	13	227,273	1,913	-	-	-	-	1,913

Share issue costs	13	-	(31)	-	-	-	-	(31)

Value assigned to options vested	13	-	-	2,727	-	-	-	2,727

Other comprehensive earnings for the period, net of taxes		-	-	-	-	4,855	-	4,855

Earnings for the period		-	-	-	-	-	33,773	33,773

Balance - September 30, 2018		183,358,472	$1,134,821	$50,226	$17,603	$(194,685)	$(113,103)	$894,862

Balance - December 31, 2018		184,163,091	$1,140,890	$48,886	$17,603	$(193,997)	$(110,256)	$903,126

Shares issued upon exercise of options	13	1,151,709	11,225	(3,881)	-	-	-	7,344

Value assigned to options vested	13	-	-	2,038	-	-	-	2,038

Earnings for the period		-	-	-	-	-	20,868	20,868

Balance - September 30, 2019		185,314,800	$1,152,115	$47,043	$17,603	$(193,997)	$(89,388)	$933,376

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia.

2.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Standards Interpretations Committee.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. The Company’s significant accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the year ended December 31, 2018, except for the adoption of IFRS 16, Leases effective January 1, 2019. The details of the impact on adoption and the revised accounting policies were disclosed in our condensed consolidated interim financial statements for the three months ended March 31, 2019.

As at September 30, 2019, the Company has cash and cash equivalents of $16,583 and a working capital (current assets less current liabilities) deficit of $96,919. Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 30, 2019.

3.	RECEIVABLES AND OTHER

	September 30,	December 31,
	2019	2018
Trade receivables	$13,029	$14,487
Prepayments and deposits	4,184	3,332
Tax receivables	1,761	420
Other receivables	722	73
	$19,696	$18,312

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

4.	INVENTORIES

	September 30,	December 31,
	2019	2018
Materials and supplies	$13,954	$11,548
Finished metal	8,627	12,745
In-circuit	486	458
	$23,067	$24,751

As at September 30, 2019, $2,257 (2018 – $3,138) of depreciation and depletion and $354 (2018 – $199) of site share-based compensation was included in inventory.

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	ROU assets	Exploration and evaluation assets	Total
Cost
Balance - December 31, 2018	$812,627	$9,183	$556,056	$-	$252,007	$1,629,873
Adjustment on adoption of IFRS 16	-	-	-	11,891	-	11,891
Transfer from plant and equipment to right-of-use assets	-	-	(888)	888	-	-
Adjusted balance - January 1, 2019	812,627	9,183	555,168	12,779	252,007	1,641,764
Additions	-	26,511	3,089	6,496	7,868	43,964
Transfer from construction in progress to plant and equipment	-	(8,782)	8,782	-	-	-
Transfer from construction in progress to mineral properties	16	(16)	-	-	-	-
Disposals	-	-	(535)	-	-	(535)
Balance - September 30, 2019	$812,643	$26,896	$566,504	$19,275	$259,875	$1,685,193
Accumulated depreciation and depletion
Balance - December 31, 2018	$50,990	$-	$55,964	$-	$-	$106,954
Transfer from plant and equipment to right-of-use assets	-	-	(42)	42	-	-
Adjusted balance - January 1, 2019	50,990	-	55,922	42	-	106,954
Depreciation and depletion	29,909	-	25,147	3,965	-	59,021
Disposals	-	-	(484)	-	-	(484)
Balance - September 30, 2019	$80,899	$-	$80,585	$4,007	$-	$165,491

Net book value - September 30, 2019	$731,744	$26,896	$485,919	$15,268	$259,875	$1,519,702

(a) Depreciation and depletion

For the nine months ended September 30, 2019, $59,021 (2018 – $49,758) of depreciation and depletion was recognized in the statement of earnings.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(b) Right-of-use (“ROU”) assets

As at September 30, 2019, the Company’s ROU assets consisted of the following:

	ROU asset Mobile equipment	ROU asset Buildings	ROU asset Other	Total
Cost
Balance - December 31, 2018	$-	$-	$-	$-
Adjustment on adoption of IFRS 16	9,325	2,509	57	11,891
Transfer from plant and equipment to right-of-use assets	888	-	-	888
Adjusted balance - January 1, 2019	10,213	2,509	57	12,779
Additions	2,136	3,115	1,245	6,496
Balance - September 30, 2019	$12,349	$5,624	$1,302	$19,275
Accumulated depreciation and depletion
Balance - December 31, 2018	$-	$-	$-	$-
Transfer from plant and equipment to right-of-use assets	42	-	-	42
Adjusted balance - January 1, 2019	42	-	-	42
Depreciation and depletion	3,146	748	71	3,965
Balance - September 30, 2019	$3,188	$748	$71	$4,007

Net book value - September 30, 2019	$9,161	$4,876	$1,231	$15,268

The Company is a party primarily to lease contracts for mining related mobile equipment and buildings. Other ROU assets include office-related equipment and shipping containers for concentrate.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2019	2018
Trade payables	$44,973	$24,814
Lease obligations	15,282	748
Accrued liabilities	10,776	16,945
Restricted share unit liability	6,122	1,502
Employee benefit liability	4,531	4,398
Deferred share unit liability	1,356	997
Royalty payable	856	629
Accrued interest on convertible notes	93	660
Accrued interest on loan facility	29	1,051
	$84,018	$51,744
Non-current portion of lease obligations	(9,458)	(518)
Non-current portion of restricted share unit liability	(2,718)	(554)
Current portion of accounts payable and accrued liabilities	$71,842	$50,672

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Cont’d)

(a) Lease obligations

As at September 30, 2019, the Company’s undiscounted lease obligations consisted of the following:

	September 30,	December 31,
	2019	2018
Gross lease obligation - minimum lease payments
1 year	$6,458	$277
2-3 years	7,742	527
4-5 years	2,223	35
	$16,423	$839
Future interest expense on lease obligations	(1,141)	(91)
	$15,282	$748

For the nine months ended September 30, 2019, interest expense on lease obligations was $624 (2018 – $9). Total cash payments on lease obligations and short-term leases were $4,833 (2018 - $229) and $815, respectively.

Variable lease payments not included in the measurement of lease obligations were nil as at September 30, 2019. There were no extension options, which were reasonably certain to be exercised, included in the measurement of the lease obligation. As at September 30, 2019, there were no significant leases with residual value guarantees or leases not yet commenced to which the Company is committed.

7.	LONG-TERM DEBT

As at September 30, 2019, the Company’s long-term debt consisted of the following:

	Term	Revolving	Convertible	Total
	facility	facility	notes	long-term debt
Balance - December 31, 2018	$246,784	$225,362	$82,150	$554,296
Accretion of convertible notes	-	-	4,165	4,165
Repayment of loan facility	(33,333)	(48,000)	-	(81,333)
Amortization of loan facility transaction costs	203	247	-	450
Reversal of loan facility transaction costs	28	39	-	67
Balance - September 30, 2019	$213,682	$177,648	$86,315	$477,645
Current portion of long-term debt	(65,419)	996	-	(64,423)
Non-current portion of long-term debt	$148,263	$178,644	$86,315	$413,222

(a) Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility is comprised of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

7.	LONG-TERM DEBT (Cont’d)

The term of the loan facility is four years, maturing on December 18, 2022. The available amount on the revolving facility at September 30, 2019 was $16,415 with $1,585 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement.

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

Borrowings comprising USD LIBOR loans bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. As at September 30, 2019, the LIBOR on the Company’s borrowings was 2.1%. Borrowings comprising USD base rate loans bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. Interest is payable on the last day of the interest period related to a borrowing. For the nine months ended September 30, 2019, $19,014 (2018 – nil) of interest expense was expensed as interest and finance expense in the statement of earnings.

The term facility is required to be repaid in equal installments of principal until maturity. The Company has paid two quarterly installments on the term facility in the amount of $33,333.

The required principal repayment of $30,000 on the revolving facility was repaid by the Company prior to June 30, 2019 reducing the available facility to $200,000. The remaining principal of the revolving facility is required to be repaid as a bullet payment in full on the maturity date. Any unused portion of the revolving facility is subject to a standby fee of 0.6% to 0.8%. The Company made additional voluntary principal repayments totaling $18,000, reducing the outstanding balance on the revolving facility to $182,000.

Transaction costs associated with the term facility were $3,244 (2018 – $3,271) and the revolving facility were $4,638 (2018 – $4,678). The transactions costs have been recorded as a loan discount and will be amortized over the term of the loan. For the nine months ended September 30, 2019, a total of $450 (2018 – nil) of amortization of the transaction costs were expensed to interest and finance expense in the statement of earnings.

The effective interest rate for the loan facility as at September 30, 2019 is 5.5%. The Company is subject to financial covenants including interest coverage ratio, leverage ratio, tangible net worth and minimum liquidity under the terms of the loan facility. As at September 30, 2019, the Company was in compliance with all financial covenants.

8.	OFFTAKE OBLIGATION

As at September 30, 2019, the Company’s offtake obligation is as follows:

Offtake
obligation
Balance - December 31, 2018	$70,069
Settlement of offtake obligation	(3,068)
Loss on financial instruments at fair value	15,415
Offtake obligation repurchase payment	(62,416)
Balance - September 30, 2019	$20,000
Current portion of offtake obligation	(20,000)
Non-current portion of offtake obligation	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

8.	OFFTAKE OBLIGATION (Cont’d)

In September 2015, the Company entered into an agreement pursuant to which it would deliver 100% of refined gold production up to 7,067,000 ounces. The final purchase price to be paid by the purchaser would be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

The Company had the option to reduce the offtake obligation by up to 75% by paying $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

On September 15, 2019, the Company entered into an agreement with the holders of the offtake obligation to repurchase 100% of the outstanding obligation effective September 30, 2019. In exchange, the Company agreed to pay the holders of the offtake obligation $13 per ounce for 100% of the refined gold remaining to be delivered under the offtake agreement, equating to $82,416. Under the terms of the agreement, the Company paid $62,416 on September 30, 2019, with the remaining balance due on November 30, 2019.

For the nine months ended September 30, 2019, the Company delivered 234,378 (2018 – 280,035) ounces of gold under the offtake agreement. Of the amount settled, the Company physically delivered 158,268 (2018 – 186,545) ounces from doré production and purchased 76,110 (2018 – 93,490) ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation of $3,068 (2018 – $3,659).

Until the repurchase of the offtake agreement on September 30, 2019, the offtake obligation was recorded at fair value at each statement of financial position date. For the nine months ended September 30, 2019, the change in fair value of the offtake obligation was a fair value loss of $15,415 (2018 – gain of $7,408).

9.	DECOMMISSIONING AND RESTORATION PROVISION

(a) Reclamation bonds

In support of the closure plan for the Brucejack Mine, the Company increased its security through a surety bond by C$9,000, for total surety bonds of C$31,700 in favour of the Ministry of Energy and Mines. The Company was not required to provide collateral for the additional bond.

(b) Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

9.	DECOMMISSIONING AND RESTORATION PROVISION (Cont’d)

The decommissioning and restoration provision is as follows:

	For the nine months ended	For the year ended
	September 30,	December 31,
	2019	2018
Opening balance	$18,947	$18,436
Change in discount rate	2,960	215
Accretion of decommissioning and restoration provision	369	568
Settlement of decommissioning and restoration provision	(49)	-
Change in amount and timing of cash flows	(63)	(272)
Ending balance	$22,164	$18,947

For the nine months ended September 30, 2019, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.8% (2018 – 1.9%) and a discount rate of 1.3% (2018 – 2.4%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $20,694 (2018 – $20,369). The majority of the expected expenditures to settle the decommissioning and restoration provision are expected to occur after the end of the mine life.

10.	REVENUE

Revenue by metal was:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Gold revenue	$129,142	$110,407	$339,144	$345,092
Silver revenue	1,771	1,251	4,729	4,212
Revenue from contracts with customers	$130,913	$111,658	$343,873	$349,304
Gain (loss) on trade receivables at fair value	1,822	(1,598)	5,183	(3,344)
	$132,735	$110,060	$349,056	$345,960

Revenue from contracts with customers by product was:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Gold revenue - doré	$89,016	$75,404	$230,318	$236,941
Gold revenue - concentrate	40,126	35,003	108,826	108,151
Silver revenue - concentrate	1,182	673	3,148	2,342
Silver revenue - doré	589	578	1,581	1,870
	$130,913	$111,658	$343,873	$349,304

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

11.	COST OF SALES

Total costs of sales were:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Production costs	$56,069	$49,809	$165,039	155,862
Depreciation and depletion	21,256	16,588	58,566	49,662
Royalties and selling costs	4,662	5,200	13,754	15,889
Site share-based compensation	1,182	589	2,793	1,633
Write-down of inventories	2,475	-	2,475	-
Change in inventories	561	266	948	8,402
Gain on disposal of plant and equipment	(55)	-	(45)	-
	$86,150	$72,452	$243,530	$231,448

On November 2, 2018, Miami Metals I, Inc. (formerly known as, Republic Metals Refining Corporation) (“RMC”), a refinery used by the Company announced it filed for chapter 11 bankruptcy protection. A settlement agreement was reached among the Company, RMC and its affiliated debtors and debtors in possession and RMC’s senior lenders. The settlement is subject to approval by the United States Bankruptcy Court for the Southern District of New York. The finished goods inventory held by RMC was written down by $2,475 to reflect the cash settlement value.

Production costs by nature of expense were:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Consultants and contractors	$24,659	$24,234	$69,443	$80,502
Salaries and benefits	13,526	10,698	44,360	30,375
Supplies and consumables	8,931	6,786	25,711	21,486
Energy	2,969	2,651	9,001	9,352
Travel and camp accommodation	2,488	1,732	5,943	5,082
Freight	1,502	1,247	4,326	3,173
Camp administrative costs	1,179	1,152	4,004	2,657
Insurance	446	365	1,179	1,099
Rentals	369	944	1,072	2,136
	$56,069	$49,809	$165,039	$155,862

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

12.	INTEREST AND FINANCE EXPENSE

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Interest expense on loan facility	$5,684	$-	$19,464	$-
Interest expense on convertible notes	1,971	1,971	5,848	5,848
Interest expense on leases	232	4	624	9
Accretion of decommissioning and restoration provision	105	136	369	432
Interest expense on construction credit facility	-	14,841	-	42,482
Other interest expense (income)	(40)	180	(171)	422
	$7,952	$17,132	$26,134	$49,193

13.	CAPITAL AND RESERVES

(a) Share capital

At September 30, 2019, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On July 25, 2018, the Company completed a non-brokered private placement of 227,273 flow-through common shares at a price of C$13.20 per share for gross proceeds of $2,304 before share issuance costs of $31. The Company bifurcated the gross proceeds between share capital of $1,913 and flow-through share premium of $391.

(b) Share options

The following table summarizes the changes in share options for the nine months ended September 30:

	2019		2018
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	(in CAD)	options	(in CAD)
Outstanding, January 1,	4,562,919	$9.47	6,454,327	$9.32
Granted	80,000	15.35	215,000	12.13
Exercised	(1,151,709)	8.48	(793,325)	7.48
Expired	(19,800)	12.97	(874,250)	13.53
Forfeited	(5,100)	12.97	(31,250)	12.58
Outstanding, September 30,	3,466,310	$9.91	4,970,502	$8.98

For options exercised during the period, the related weighted average share price at the time of exercise was C$14.91 (2018 – C$11.06).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

13.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes information about share options outstanding and exercisable at September 30, 2019:

	Share options outstanding		Share options exercisable
				Weighted
	Number of	Weighted	Number of	average
	options	average years	options	exercise price
Exercise prices (in CAD)	outstanding	to expiry	exercisable	(in CAD)
$6.00 - $7.99	1,074,250	1.00	1,074,250	7.01
$8.00 - $9.99	1,198,719	2.38	798,127	9.35
$10.00 - $11.99	78,000	2.30	51,600	10.75
$12.00 - $13.99	1,010,341	3.19	369,896	12.97
$14.00 - $15.99	105,000	4.13	25,000	15.17
	3,466,310	2.24	2,318,873	$8.94

The total share-based compensation expense for the nine months ended September 30, 2019 was $2,038 (2018 – $2,727), which was expensed in the statement of earnings.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the nine months ended September 30, 2019 and 2018 using the Black-Scholes option pricing model:

	For the nine months ended
	September 30,	September 30,
	2019	2018
Risk-free interest rate	1.41%	2.16%
Expected volatility	54.95%	63.31%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

(c) 2015 RSU Plan – Restricted share units (“RSU’s”)

The following table summarizes the changes in RSU’s for the nine months ended September 30:

	2019		2018
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	RSU’s	value (in CAD)	RSU’s	value (in CAD)
Outstanding, January 1,	741,886	$11.31	729,064	$14.41
Forfeited	(30,760)	12.21	(43,521)	11.07
Outstanding, September 30,	711,126	$16.19	685,543	$10.16

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

13.	CAPITAL AND RESERVES (Cont’d)

At September 30, 2019, a liability of $5,277 (2018 – $1,271) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2019, $3,957 (2018 – $1,049) was expensed in the statement of earnings as share-based compensation expense.

(d) 2015 RSU plan – Performance share units (“PSU’s”)

The following table summarizes the changes in PSU’s for the nine months ended September 30:

	2019		2018
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	PSU’s	value (in CAD)	PSU’s	value (in CAD)
Outstanding, January 1,	166,085	$11.31	74,140	$14.41
Outstanding, September 30,	166,085	$16.19	74,140	$10.16

At September 30, 2019, a liability of $845 (2018 – $231) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2019, $607 (2018 – $140) was expensed in the statement of earnings as share-based compensation expense.

(e) 2018 DSU Plan – Deferred share units (“DSU’s”)

The Company established a DSU plan for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of DSU’s. The number of DSU’s granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSU’s by the fair market value of the Company’s common shares on the conversion date. In addition, the Board may, at its discretion, grant additional DSU’s to plan participants. Each eligible director will be required to hold DSU’s received until the eligible director ceases to be a director of the Company, following which the DSU’s will be settled in cash.

The following table summarizes the changes in DSU’s for the nine months ended September 30:

	2019		2018
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	DSU’s	value (in CAD)	DSU’s	value (in CAD)
Outstanding, January 1,	117,587	$11.57	-	$-
Outstanding, September 30,	117,587	$15.27	-	$-

At September 30, 2019, a liability of $1,356 (2018 – $997) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2019, $328 (2018 – nil) was expensed in the statement of earnings as share-based compensation expense.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

13.	CAPITAL AND RESERVES (Cont’d)

(f) Earnings per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the three and nine months ended September 30, 2019, potential share issuances arising from the exercise of share options and the settlement of restricted share units in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

The following table summarizes the calculation of basic and diluted earnings per share:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Net earnings for the period	$6,259	$10,734	$20,868	$33,773

Basic weighted average number of common shares outstanding	184,962,191	183,069,568	184,521,449	182,634,260
Effective impact of dilutive securities:
Share options	1,410,411	1,130,740	973,876	986,977
Restricted share units	311,309	329,318	311,309	329,318
Diluted weighted average number of common shares outstanding	186,683,911	184,529,626	185,806,634	183,950,555

Earnings per share
Basic	$0.03	$0.06	$0.11	$0.19
Diluted	$0.03	$0.06	$0.11	$0.19

14.	RELATED PARTIES

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President, Operations, its Executive Vice President, Corporate Affairs and Sustainability, and its Vice President and Chief Exploration Officer.

Directors and key management compensation:

	For the nine months ended
	September 30,	September 30,
	2019	2018
Salaries and benefits	$1,662	$1,985
Share-based compensation	4,148	1,801
	$5,810	$3,786

Under the terms of the Exec Chair’s employment agreement, effective January 1, 2017, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. The retirement allowance remains a current liability as at September 30, 2019 in the amount of $4,531 (C$6,000).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

15.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities, the loan facility and the offtake obligation approximate their fair values due to the short-term maturity of these financial instruments.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at September 30, 2019	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$16,583	$-	$-	$-
Trade receivables	13,029	-	-	13,029	-
Restricted cash	-	57	-	-	-
	$13,029	$16,640	$-	$13,029	$-
Financial liabilities
Accounts payable and accrued liabilities	$-	$56,698	$-	$-	$-
Lease obligations	-	15,282	-	-	-
Restricted share unit liability	6,122	-	-	6,122	-
Deferred share unit liability	1,356	-	-	1,356	-
Senior secured loan facility	-	391,330	-	-	-
Offtake obligation	-	20,000	-	-	-
Debt portion of convertible note	-	86,315	-	86,315	-
	$7,478	$569,625	$-	$93,793	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

15.	FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2018	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$45,407	$-	$-	$-
Trade receivables	14,487	-	-	14,487	-
Restricted cash	-	2,029	-	-	-
	$14,487	$47,436	$-	$14,487	$-
Financial liabilities
Accounts payable and accrued liabilities	$-	$43,048	$-	$-	$-
Restricted share unit liability	1,502	-	-	1,502	-
Deferred share unit liability	997	-	-	997	-
Senior secured loan facility	-	472,146	-	-	-
Offtake obligation	70,069	-	-	-	70,069
Debt portion of convertible note	-	82,150	-	82,150	-
	$72,568	$597,344	$-	$84,649	$70,069

16.	CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

(a) Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

16.	CONTINGENCIES (Cont’d)

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(b) United States class action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company’s reply brief is due on December 12, 2019.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(c) Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.